BOENNING & SCATTERGOOD, INC.

February 6, 2015

Via Facsimile and Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt, Esq.

Re:	Village Bank and Trust Financial Corp.
Registration Statement on Form S-1 (Registration No. 333-200147)
Request for Acceleration of Effectiveness

Dear Mr. Clampitt:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Village Bank and Trust Financial Corp. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 10:00 a.m. Eastern time on February 10, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

Boenning & Scattergood, Inc.

/s/ Michael C. Voinovich
Name: Michael C. Voinovich
Title: Managing Director